Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics and by directors of major subsidiaries of MiX Telematics:

Name of director:	Patrick Fitzgerald
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited (“MiX Telematics Africa”) and MiX Telematics International Proprietary Limited (“MiX Telematics International”)
Transaction date:	30 November 2016
Class of securities:	Ordinary shares
Number of securities:	60 000
Highest traded price per security:*	R3.28
Weighted average price per security:	R3.05998
Lowest traded price per security:*	R3.00
Total value:	R183 599.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
*Highest and lowest traded prices per security on the market on the day.

Shareholders are further advised of the following information relating to the award and acceptance of share appreciation rights (“SARs”) under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”), the vesting of which will occur on an annual basis in four equal tranches commencing on 24 November 2018 and will be subject to the performance condition of the achievement of 10% compounded annual growth in the MiX share price. The total value of each award will be determined, for the number of SARs exercised, by calculating the difference between the award price per SAR and the closing share price on the day before the exercise date.

Name of director:	Charles Tasker
Acceptance date:	5 December 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 875 000 ordinary shares
Award price per SAR:	R3.28
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX Telematics International
Acceptance date:	5 December 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 875 000 ordinary shares
Award price per SAR:	R3.28
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa and MiX Telematics Investments Proprietary Limited
Acceptance date:	5 December 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 875 000 ordinary shares
Award price per SAR:	R3.28
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Paul Dell
Name of subsidiary companies:	MiX Telematics Investments
Acceptance date:	5 December 2016
Class of securities:	SARs in respect of ordinary shares
Number of securities:	SARs awarded in respect of 875 000 ordinary shares
Award price per SAR:	R3.28
Nature of transaction:	Award of SARs under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

6 December 2016

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